UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Included herein is a free translation into English of our first update to our 2006 document de reference (“2006 reference document”), filed by us with the French Autorité des marches financiers on June 11, 2007 under number D. 07-0264-A01, and provided solely for the convenience of English speaking readers. Our Annual Report on Form 20-F, when filed, will contain substantially all of the information set forth in the 2006 reference document and its update and certain additional information not included therein.

We make some forward-looking statements in the 2006 reference document and its update. When we use the words “aim(s),” “expect(s),” “feel(s),” “will,” “may,” “believe(s),” “anticipate(s)” and similar expressions in the 2006 reference document and its update, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of the 2006 reference document and its update. In particular, from time to time in the 2006 reference document and its update we state our expectations in terms of revenue to be generated under new contracts recently won or awarded or from new investments made and new assets or operations acquired, though we may have not yet commenced operations under these new contracts nor begun operating these new assets and operations at the time we make these statements. These revenue estimates are based on our management's current assumptions regarding future sales volumes and prices, which are subject to a number of risks and uncertainties that may cause actual sales volumes and prices to differ materially from those projected. As a result, actual revenue recorded under these new contracts or from these new investments, assets and operations may differ materially from those set forth in the 2006 reference document and its update. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of the 2006 reference document and its update or to reflect the occurrence of unanticipated events. We urge you to carefully review and consider the various disclosures we make concerning the factors that may affect our business, including the disclosures made in Chapter 4 “Risk Factors” and Chapter 9 “Examination of Financial Condition and Results” of the 2006 reference document and its update.

Unless otherwise indicated, information and statistics presented in the 2006 reference document and its update regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

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The first update of the 2006 reference document is attached hereto as Exhibit 99.1. This document is incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	First update of the 2006 reference document.

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SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 12, 2007
VEOLIA ENVIRONNEMENT
By: /s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary

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Exhibit Index

Exhibit No.	Description
Exhibit 99.1	First update of the 2006 reference document.

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